PICKLEBALL ETC., LLC

ANNUAL REPORT

FOR

FISCAL YEAR ENDING DECEMBER 31, 2024

19401 South Main Street
Carson, California 90248

www.powerplaypb.com

April 29, 2025

FORM C-AR

PICKLEBALL ETC. LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Pickleball Etc., LLC a California Limited Liability Corporation (the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (17 CFR §227.100 et seq.), which requires that it must file a report with the SEC annually and post the report on its website at www.powerplaypb.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (17 CFR §227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than three hundred (300) holders of record, 3) filing annual reports for three (3) years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, and 50 the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company's actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Overview

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pickleball Etc., LLC (the "Company") is a California Limited Liability Corporation, formed on December 11, 2023.

The Company's street address is 19401 South Main Street Carson, CA 90248.

The Company's website is www.powerplaypb.com. The information available on or through our website is not a part of this Form C-AR. In making an investment with respect to our

Securities, you should only consider the information in this Form C-AR and any offering documents relating to the Company's securities.

The Business

Pickleball Etc, LLC is 4.3 acre indoor / outdoor pickleball facility in Carson, CA. The property consists of a stand-alone warehouse of approximately 40,000 square feet and a stand-alone clubhouse of approximately 6,000 square feet.

Pickleball Etc. LLC is the legal entity, however the current branding of the location is being referred to as PowerPlay Pickleball, DBA: PowerPlay Pickleball.

Building out the pickleball club is planned to open in three phases. Phase 1 will consist of demolition and construction of an estimated 9 indoor pickleball courts, 1 practice court along with a reception area, Pro Shop, lounge, upgraded bathrooms and a podcast studio and office space. The Company began enrolling members and generating revenue in December 2024. Phase 2 will consist of the construction of a new parking lot to support the full site design. Phase 3 will consist of the construction of an estimated 21 pickleball courts and a two-story clubhouse. The first story of the clubhouse will consist of bathrooms, a gathering area and potentially a light food and beverage service area. The second floor of the clubhouse will consist of a loft space, potentially a bar and outdoor patio.

RISK FACTORS

Investing in the Company's securities involves risk. In evaluating us and an investment in our securities, careful consideration should be given to the following risk factors, in addition to the other information included in this Form C-AR. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our securities. The following is a summary of the risk factors that we currently believe make an investment in our securities speculative or substantially risky. We are still subject to all of the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, tariffs and technological developments (such as cybersecurity). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our business is difficult to evaluate because we have a limited operating history. As the Company only has less than one month of 2024 operating history, a limited number of assets, and is dependent on investors and potentially loans, our business and prospects are difficult to evaluate. Because of our limited operating history and the business challenges we may face, there is a risk that we will be unable to continue operations.

Market conditions may adversely affect the Company. The demand for sports clubs can be highly cyclical and affected by a variety of factors beyond our control, such as changes in consumer spending habits, economic downturns, tariffs, or fluctuations in construction prices. Moreover, some players may not view pickleball as an essential need. Thus, in an economic downturn or in difficult situations may reduce such purchases and negatively affect our business, prospects, financial condition and results of operations.

The Company is subject to regulatory risks. The sports industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

The Company would be adversely affected by supply chain breakdowns. The availability and cost of construction materials and equipment can be affected by a range of factors, such as weather events, natural disasters, labor disputes, tariffs, or geopolitical instability. Many of these factors are difficult to predict and may be beyond our control. These potential events, breakdowns or disruptions may adversely affect our business, financial condition and results or operations.

Intellectual property risks. Pickleball Etc., LLC is reliant upon intellectual property to build its credibility as a premier pickleball destination, therefore it is subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as trademarks or patents. Defending our intellectual property rights might entail significant expense. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, and any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Cybersecurity risks. As a business that operates partially online and via a mobile app, Pickleball Etc. LLC may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime. If we are affected by such an incident, we may incur substantial costs and suffer other negative consequences, such as remediation costs, repairs of system damage and incentives to customers and business partners in an effort to maintain relationships after an attack.

Product liability risks. As a sports club, Pickleball Etc., LLC may be exposed to liability risks, such as injuries. Injury incidents can result in potential legal actions. Additional risks may result from ADA compliance or California Labor Law issues.

Dependence on current management. The success of Pickleball Etc., LLC is also dependent on the experience and expertise of its management. The loss of key personnel and other members of management could disrupt the Company's operations and harm its business. Current management has extensive familiarity with pickleball, and given its recent rise in popularity it might be difficult to replace the management team with persons of equivalent knowledge and experience.

Economic risks may negatively affect the Company. Economic conditions can impact consumer spending and purchasing habits, which could impact Pickleball Etc., LLC's sales and profitability. Many participants and casual fans may view pickleball as a luxury and may cut back on expenditures on pickleball equipment and play in difficult economic times. Any such spending reductions may adversely affect the Company's prospects, business, financial condition and results of operations.

Competition may negatively affect the Company. The sports industry is highly competitive, and Pickleball Etc., LLC may face competition from established entities with more resources and brand recognition. As the pickleball industry matures, more pickleball clubs and converted tennis courts at parks are likely to enter the space. There are barriers to entry related to building and operating a pickleball club, however given the sport's popularity, many individuals and organizations are looking to operate pickleball locations.

THE COMPANY AND ITS BUSINESS

The Company

Pickleball Etc, LLC is 4.3 acre indoor / outdoor pickleball facility in Carson, CA. The property consists of a stand-alone warehouse of approximately 40,000 square feet and a stand-alone clubhouse of approximately 6,000 square feet.

Company was founded on December 11, 2023, by Steve Raack as the Managing Member. A lease was signed on January 11, 2024, which commenced on February 1, 2024. Club operations of Phase 1 began on December 8, 2024.

Pickleball Etc. LLC is the legal entity, however the current branding of the location is being referred to as PowerPlay Pickleball, DBA: PowerPlay Pickleball. The Managing Member may explore options regarding the actual future name of the pickleball club.

Building out the pickleball club is planned to open in three phases. Phase 1 will consist of demolition and construction of an estimated 9 indoor pickleball courts, 1 practice court along with a reception area, Pro Shop, lounge, upgraded bathrooms and a podcast studio and office space. The Company will begin enrolling members and generating revenue around the time of Phase 1 completion. Phase 2 will consist of the demolition and construction of a new parking lot. Phase 3 will consist of the demolition and construction of an estimated 21 pickleball courts and a two-story clubhouse. The first story of the clubhouse will consist of bathrooms, a gathering area and potentially a light food and beverage service area. The second floor of the clubhouse will consist of a loft space, potential bar and outdoor patio.

Revenue streams for the property will consist of player memberships, drop-in fees, tournaments, events, academies, coaching, food and beverage, subleasing a section of the warehouse to the RESET Recovery Studio, and EV charging station revenue. The Company has not signed a Letter of Intent with an EV Charging Company to install EV charging stations in the parking lot.

Market

Pickleball is the fastest growing sport in the United States for the past several years. Pickleball is a court sport played on a badminton-sized court with the net set to a height of 34 inches at the center. It is played with a perforated plastic ball and composite or wooden paddles about twice the size of ping-pong paddles. It can be played indoors or outdoors and is easy for beginners to learn, but can develop into a fast-paced, competitive game for experienced players.

In addition, the game has developed a passionate following due to its friendly, social nature, and its multi-generational appeal.

Pickleball can be played as singles or doubles. New players can learn the basic rules quickly in a single session. No special apparel is needed - just something comfortable and appropriate for a court sport. Equipment is inexpensive and easily portable. The game can be played by all ages and is particularly popular in school physical education programs and in adult living communities.

There is not an official organization which publishes metrics for the industry and many players enjoy the sport at local parks or even in front of their homes. To help provide insights into the industry, here are a few data sources to consider.

Pickleball: By the Numbers[1]

Pickleball has experienced explosive growth in recent years, becoming America's fastest-growing sport. Participation has surged, with an estimated 13.6 million players in 2023, a 65% increase from the previous year. This growth is attributed to its accessibility, simple rules, and social nature, making it appealing to a wide range of ages and skill levels.

For the third year in a row, pickleball is the fastest- growing sport in America, according to SFIA's Topline Participation Report. Pickleball has grown 51.8% from 2022 to 2023, and an incredible 223.5% in three years, with every single age group seeing increased participation. While many have associated the sport with a higher age participation, the age group with the most participants, 2.3 million people, is actually the 25–34 age range. The sport added over 1 million children under the age of 18 from 2022 to 2023. This cross-generational appeal highlights pickleball's versatility and its ability to bring together diverse groups of people. The significant increase in youth participation also suggests a promising future for the sport as young players grow and continue to engage with pickleball.

Every region in the United States in 2023 saw increased pickleball participation, with the South Atlantic region leading the way with 2.8 million pickleball players, a 50% increase compared to 2022. Given the remarkable growth trend we are seeing, this underscores the need to apply facility data alongside detailed participation data to ensure the industry is doing what it can to keep up with the unprecedented demand of the sport.

"The remarkable growth in pickleball participation highlights the sport's widespread appeal and the enthusiasm it generates across all age groups," states Alex Kerman, Senior Director of Research & Business Operations, SFIA. "The 2024 State of Pickleball Report showcases this surge in participation and the cross-generational excitement for the sport. As we continue to support this rapid expansion, our priority is to ensure that pickleball remains accessible and enjoyable for everyone, fostering a thriving community of players."

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[1] https://sfia.org/resources/as-pickleball-continues-unprecedented-growth-in-every-age-group-and-region-for-third-straight-year-significant-investments-still-needed-for-court-and-facility-demand/

Although the average number of days CORE pickleball players participated decreased from 40 days in 2022 to 31 days in 2023, this drop is largely due to the influx of new CORE players, which demonstrates pickleball's growing appeal. This indicates a healthy, expanding sport with increasing levels of engagement, which paves the way for continued success in the future and is a positive sign.

To keep up with the explosive demand of pickleball, there is still work to be done in terms of funding for infrastructure.

"Now in our second year of this report, we can see the pickleball industry has responded to the court shortage challenge by adding infrastructure, with dedicated pickleball facilities growing 55% year-over-year," states Brandon Mackie, Co-founder and COO, Pickleheads. "Still, there remains a long road of investment ahead with $855 million needed to construct courts over the next 5-7 years."

While every region in the U.S. added pickleball courts in 2024, the Mountain, West North Central, and the East South-Central regions all declined in their dedicated courts per 1,000 participants metric, as new courts added were not enough to offset the drastic growth in pickleball participation in these regions.

The 2024 report revealed that many of America's largest metropolitan cities are catching up with last year's laggards of New York, Los Angeles, and Chicago, as they all have doubled their dedicated courts per 10,000 people. There is still a long way to go as these three major markets are on average 92% below national averages for dedicated court density.

Pickleball in Los Angeles, CA

Los Angeles does not currently have a dedicated pickleball club. The majority of the locations are public parks with a handful of pickleball courts within existing tennis clubs. At some parks, pickleball players can wait 45 minutes to an hour to play a game due to the demand of players. Los Angeles is a challenging area for pickleball clubs due to land / lease costs, traffic issues, sound issues and lack of parking.

The image below highlights the lack of courts in the LA area with a total of 216 pickleball total courts (*data from PicklePlay*).

KEY POINTS IN RELATION TO PICKLEBALL ETC. LLC'S LOCATION
- 2.5M population (10-mile radius)
- 44 locations (216 pickleball courts; 20-mile radius)
- Largest locations each have 16 courts
   - Beverly Hills (20 miles away)
   - Seal Beach (17 miles away)
- Average number of courts per location: 4
- Large corporations such a Honda and Herbalife are located less than 5 miles away

Pickleball Etc. LLC is estimated to have 30 total courts. This will make it the largest, dedicated pickleball club in Southern California. Adding this location and number of courts is approximately 13% of the total pickleball court locations in this defined area.



Los Angeles
Beverly Hills
Los Angeles County Museum of Art
Monterey Park
East Los Angeles
Culver City
Vernon
Commerce
Pico Rivera
Huntington Park
Marina Del Rey
Inglewood
South Gate
Bell Gardens
Santa Fe Springs
Downey
Lynwood
El Segundo
Hawthorne
Norwalk
Compton
Paramount
Manhattan Beach
Lawndale
Bellflower
Cerritos
Redondo Beach
Carson
West Carson
Cypress
Los Alamitos
Lomita
Rolling Hills Estates
Wilmington
Long Beach
Terminal Island
Seal Beach
Whittier
Ocean Park
Pacific Palisades

Litigation

The Company is currently involved in a lawsuit filed by a former general contractor alleging breach of contract. The lawsuit seeks monetary damages and is pending in the Superior Court of California, County of Orange. The Company believes that it has a strong defense to the claim, but there can be no assurance that the outcome of the litigation will be favorable. The Company believes that the resolution of this litigation could have an adverse effect on the Company's business and financial condition if the plaintiff is awarded its claim.

The Company is currently involved in a counter lawsuit, to the lawsuit mentioned above, filed by the Company against a former general contractor alleging fraud, poor workmanship, and negligence. The lawsuit seeks monetary damages and is pending in the Superior Court of California, County of Orange. The Company believes that it has a strong case with the counter claim, but there can be no assurance that the outcome of the litigation will be favorable. The Company believes that the resolution of this litigation could have an improving effect on the Company's business and financial condition if the Company is awarded its claim.

DIRECTORS, OFFICERS AND EMPLOYEES OF THE COMPANY

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Age	Position
Steve Raack	53	Founder / Managing Member

Mr. Raack has nearly 30 years of business experience within multiple industries. He has been an executive in multi-billion-dollar, global brands and has scaled start-ups from ideas to profitable companies.

Pickleball Superstore, Inc.

As the CEO of Pickleball Superstore, Mr. Raack has led the development of the strategies and execution frameworks to scale the brand in alignment with the Board of Directors. Currently, Mr. Raack leads all aspects of Pickleball Superstore including strategy, sales, marketing, technology, legal, finance, purchasing and warehouse operations. Mr. Raack led a successful Reg CF Offering for Pickleball Superstore, which closed in November 2023.

Gigfiliate, Inc.

Mr. Raack is the CEO of Gigfiliate, an innovative Software as a Service (SaaS) technology platform which powers next generation affiliate marketing programs. With its proprietary suite of APIs, the Gigfiliate technology integrates with industry leading eCommerce platforms such as Shopify, WooCommerce and Magento. Gigfiliate's client base includes skincare, nutrition, CBD, homewares along with other industry brands and is operating currently in several countries around the world. Gigfiliate is currently integrated with Pickleball Superstore and is powering their SuperAffiliate Program.

Strat-Ops Consulting, LLC

Mr. Raack has led the operations of Strat-Ops Consulting, LLC since 2008. A boutique consulting agency focused on start-ups and mid-sized direct to consumer brands, Strat-Ops Consulting has worked with many clients globally with an emphasis in skincare, nutrition and consumer product sectors. Strat-Ops Consulting provides strategy, operations and affiliate compensation plan consulting through fractional CEO, fractional COO, business advisory and strategic project execution services for its clients.

Additional Executive / Work Experience

Mr. Raack has worked with industry leading brands such as Beautycounter (Chief Operating Officer), Vitalibis (Chief Executive Officer), Arbonne International (Strategy & Business Operations Executive), Herbalife (Global Operations Executive), Sony Pictures Entertainment (Strategy & Planning), EDS Consulting, Andersen Consulting (Accenture) and NASA. Mr. Raack has also served on a few Advisory and Business Boards with for-profit and non-profit organizations.

Indemnification

Indemnification is authorized by the Company to director, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has no employees. The Company may hire or discharge employees in the future to meet its business objectives. Currently, the Company uses independent contractors.

CAPITALIZATION AND OWNERSHIP

Our Securities

The Company currently has only one class of securities issued and outstanding:

Name of Security	Membership Units
Number of Membership Units Outstanding	5,038,250
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	One vote per Unit, no preemption rights
How these securities differ from the Units being offered to investors	See Below*

* The Company has authorized a total of 10,000,000 Membership Units consisting of 6,000,000 Common Units (60%), and 4,000,000 in Other Units (40%). The Managing Member estimates the following Unit composition of the Other Units: 1,250,000 A Units (12.5%), 1,958,333.33 B Units (19.6%) and 791,666.67 C Units (7.9%). The Managing Member reserves the right to allocate the Other Units as deemed necessary and in the best interest of the Company.

A. **Common Units.** The 6,000,000 Common Units were created for Founders, Officers, Employees and potentially strategic alliances. Upon formation of the Company on December 11, 2023, 3,000,000 of those Common Units were issued to the Founder and Managing Member. It is the intent that the other 3,000,000 will be allocated to the Managing Member, Officers, Employees, Independent Contractors and potential strategic alliances over time. Each Common Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company and be entitled to profit and loss distributions and allocations. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

B. **A Units.** The Company, at the Managing Member's option and sole discretion per the Operating Agreement, may sell the A Units to raise working capital for the Company. The Managing Member has allocated 1,250,000 A Units to be sold for $1.20 each in order to raise $1,500,000 in working capital, equating to approximately 12.5% of the Company. A Units are being offered to initial investors. Each A Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company per the Operating Agreement and be entitled to profit and loss distributions and allocations. It is the intent of the A Units to receive accelerated dividend allocations over other Member dividend allocations until such time as they are re-paid 100% of their Capital Contribution. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

C.   **B Units.** The Company, at the Managing Member's option and sole discretion per the Operating Agreement, may sell the B Units to raise working capital for the Company. The Managing Member has allocated 1,958,333.33 B Units to be sold for $1.20 each in order to raise $2,350,000 in working capital, equating to approximately 19.6% of the Company. Each B Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company per the Operating Agreement and be entitled to profit and loss distributions and allocations. It is the intent of the B Units to receive priority dividend allocations over other Member dividend allocations, but not before A Unit Member dividend allocation requirements are met, until such time as they are re-paid 50% of their Capital Contribution. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

D.   **C Units.** The Company, at the Managing Member's option and sole discretion per the Operating Agreement, may sell the C Units to raise working capital for the Company via this Reg CF Offering. The Managing Member has allocated 791,666.67 C Units to be sold for $1.20 each in order to raise up to $950,000 in working capital, equating to approximately 7.9% of the Company. Each C Unit shall carry the right to cast one vote on any matter submitted to the Members of the Company per the Agreement and be entitled to profit and loss distributions and allocations. It is the intent of the C Units to receive dividend allocations, but not before A or B Unit Member dividend allocation requirements are met. These dividend allocations will be paid at a time and amount deemed appropriate by the Managing Member.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of stock). Some of these additional classes of securities could have rights that are superior to those of the Company's outstanding shares. For example, the Company could create a new class of shares and give them preemption or anti-dilution provisions.

Offerings of Securities within the Last Three Years

On December 11, 2023, the Company issued 3,000,000 Common Units to its Founder and Managing Member. Managing Member has equity-based Common Unit compensation incentives which may be issued after defined business milestones are accomplished.

In January 2024, the Company commenced a private Regulation D offering of up to 4,000,000 Membership Units at a purchase price of $1.20 per Unit in order to raise working capital for the Company. A Form D relating to the Regulation D offering was filed with the SEC effective February 16, 2024. In connection with the Regulation D offering, as of December 31, 2024, the Company has raised $2,405,900 resulting in 2,004,916.67 Membership Units being issued to investors. An additional 33,333.34 Membership Units have been issued for Services rendered.

In March 2024, the company commenced a Reg CF Offering using the website, powerplaypbinvestors.com with Andes Capital as the licensed Broker Dealer. The Minimum Investment Amount is $1,200, the Target Amount is $10,000 and the Maximum Amount is $950,000. In April 2025, the Company raised $34,101.50 (minus required commissions), resulting in 28,418 Membership Units being issued to investors.

Ownership of the Company

Each person named below owns 20% or more of the total voting power of the Company as of April 1, 2025:

Name of Holder	Number of Shares	% of Voting Power[2] (Prior to Offering)
Steve Raack	3,000,000	59.5%

FINANCIAL INFORMATION

In addition to the other financial information contained in this Form C-AR, please see the Company's statements for 2024 attached hereto as Exhibit A.

Financial Summary

The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The financial statements of the Company for fiscal year 2024 has been prepared in accordance with U.S. GAAP and presented in United States dollars. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed therein.

Unsecured Notes Payable

None.

Revenue and Gross Profit

Revenue and Gross Profit for the period ending December 31, 2023, was $0.

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[2] Based on 5,038,250 Membership Units issued and outstanding as of December 31, 2024.

Revenue and Gross Profit for the period ending December 31, 2024, was $102,309.41. Club operations began in December 2024, which only produced a couple weeks of Revenue potential for the LLC.

There were no Cost of Goods Sold as the Pro Shop was not stocked with any products during 2023 and 2024.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses for the period ending December 31, 2023, were $0.

Selling, General and Administrative Expenses for the period ending December 31, 2024, were $1,437,808.01. The main contributors to this total were Phase 1 Construction Costs at $811,259.48, Lease Payments at $450,000, Phase 2 Construction Costs at $42,297.95, Contract Labor at $26,503.00, Utilities Costs at $23,328.51 and Mural Art Fees at $20,000.

Legal and Accounting Fees

Legal and Accounting Fees for the period ending December 31, 2023, were $0.

Legal and Accounting Fees for the period ending December 31, 2024, were $23,003.01. The Company expects a significant increase in Legal and Accounting Fees for 2025 due to the active litigation defined above, business growth assistance along with potentially increased services required for the Regulation CF filing.

Inventory

None.

Summary Financial Information

	Most recent fiscal year- end (2023)	Prior fiscal year-end (2023)
Total Assets	$1,090,669.95	$0
Cash & Cash Equivalents	$80,882.17	$0
Accounts Receivable	$0.00	$0
Short-term Debt	$19,405.05	$0
Long-term Debt	$0	$0
Revenues/Sales	$102,309.41	$0
Cost of Goods Sold	$0.00	$0
Taxes Paid	$18.40	$0
Net Income	-$1,333,835.10	$0

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the outstanding voting equity securities of the Company, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not entered into any business transactions, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201(r)(1)-(4) of Regulation Crowdfunding during the last two completed fiscal years.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with Company, its operations or its security holders.

OTHER INFORMATION

Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements or other requirements of Regulation CF in the past.

No Bad Actor Disqualification Events

Neither the Company nor any individual identified by Section 227.503(a) of Regulation CF is subject to any Bad Actor disqualification events under any relevant applicable U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

PICKLEBALL ETC., LLC

By: /s/Steve Raack
     Steve Raack, Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Raack
Steve Raack, Managing Member
Date: April 29, 2025

EXHIBIT A

FINANCIAL STATEMENTS FOR FISCAL YEAR 2024

PICKLEBALL ETC., LLC
CONSOLIDATED BALANCE SHEET – 2024

PowerPlay Pickleball

Balance Sheet
As of December 31, 2024

	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	$80,882.17
Total Current Assets	$80,882.17
▸ Fixed Assets	$9,787.78
▸ Other Assets	$1,000,000.00
TOTAL ASSETS	$1,090,669.95
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▾ Current Liabilities	
▸ Credit Cards	$19,405.05
▸ Other Current Liabilities	$ -800.00
Total Current Liabilities	$18,605.05
Total Liabilities	$18,605.05
▾ Equity	
Investor Paid In Capital	2,405,900.00
Retained Earnings	
Net Income	-1,333,835.10
Total Equity	$1,072,064.90
TOTAL LIABILITIES AND EQUITY	$1,090,669.95

PICKLEBALL ETC., LLC
CONDENSED STATEMENT OF OPERATIONS - 2024

PowerPlay Pickleball

Profit and Loss

January - December 2024

	TOTAL
Income	$102,309.41
GROSS PROFIT	$102,309.41
Expenses	$1,437,808.01
NET OPERATING INCOME	$ -1,335,498.60
Other Income	$1,663.50
NET OTHER INCOME	$1,663.50
NET INCOME	$ -1,333,835.10

PICKLEBALL ETC., LLC
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2024

	Memebrship		Membershiop ($1.20 Par)		Accumulated Surplus	Total Stockholders' Equity
	Units	Amount	Units	Amount		
December 11, 2023						
390,000 issued for Founders as signing bonuses	3,000,000	$0				$ -
Throughout 2024						
Issued to individual investors as additional paid capital			2,004,917	$ 2,405,900		$ 2,405,900
Throughout 2024						
Issued for Services rendered			33,333	$ 40,000		$ 40,000
Net income from inception to December 31, 2024					$(1,333,835)	$ (1,333,835)
Balance at December 31, 2024	**3,000,000**	**$ -**	**2,038,250**	**$ 2,405,900**	**$(1,333,835)**	**$ 1,112,065**

PICKLEBALL ETC., LLC
CONDENSED STATEMENT OF CASH FLOWS - 2024

PowerPlay Pickleball

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,333,835.10
Adjustments to reconcile Net Income to Net Cash provided b…	**18,605.05**
Net cash provided by operating activities	**$ -1,315,230.05**
INVESTING ACTIVITIES	**$ -1,009,787.78**
FINANCING ACTIVITIES	**$2,405,900.00**
NET CASH INCREASE FOR PERIOD	**$80,882.17**
CASH AT END OF PERIOD	**$80,882.17**

PICKLEBALL ETC., LLC
NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statement presented in this report is of Pickleball Etc. LLC. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This financial statement is presented in United States dollars. The accompanying financial statement has been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

Organization
The Company was incorporated on December 11, 2023, under the laws of the State of California, as Pickleball Etc. LLC.

Nature of operations
The Company was formed to operate a pickleball club in Los Angeles, CA.

Year-end
The Company's year-end is December 31.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Going Concern
The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America, and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Cash and cash equivalents
Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposits and all highly liquid debt instruments with original maturities of three months or less.

Revenue recognition
The Company recognizes revenue in accordance with generally accepted accounting principles as outlined in the Financial Accounting Standard Board's ("FASB") Accounting Standards

Codification ("ASC") 606, Revenue from Contracts with Customers, which consists of five steps to evaluating contracts with customers for revenue recognition: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Revenue recognition occurs at the time we satisfy a performance obligation to our customers, when control transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters of customer acceptance. We only record revenue when collectability is probable.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Company's consolidated balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance. Changes in the Company's valuation allowance in a period are recorded through the income tax provision on the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Earnings per Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period.

NOTE 2 – SHAREHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 of its Membership Units.

On December 21, 2023, the Company issued 3,000,000 shares of Membership Units to its Founder and Managing Member.

During 2024, the Company received paid-in capital of $2,405,900 from several investors. This investment was for 2,004,916.67 Membership Units. Additionally, the Company issued 33,333.34 Membership Units for Services rendered.

NOTE 3 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2024, to the date these financial statements were issued, and there were other material subsequent events to disclose in these financial statements, as noted.

Subsequent to December 31, 2024, the Company has accepted $145,000 in additional private investments at $1.20 per Membership Unit, resulting in the issuance of 120,833.34 Membership Units. Additionally, the Company has issued 33,750 Membership Units for Services rendered.

In March 2024, the company commenced a Reg CF Offering at $1.20 per Membership Unit using the website, powerplaypbinvestors.com with Andes Capital as the licensed Broker Dealer. The Minimum Investment Amount is $1,200, the Target Amount is $10,000 and the Maximum Amount is $950,000. In April 2025, the Company raised $34,101.50 (minus required commissions), resulting in 28,418 Membership Units being issued to investors.